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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                           ALPHA 1 BIOMEDICALS, INC.
                           -------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)



                                  020910 10 5
                                  -----------
                                 (CUSIP Number)



                                 Roger H. Samet
                           254 East 68th Street, #29B
                               New York, NY 10021
                                  212-472-2127
                      -------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)



                                 March 12, 1997
                       -----------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].




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CUSIP No. 020910 10 5

1)       Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
         Persons
                           Roger H. Samet
        -----------------------------------------------------------------------

        -----------------------------------------------------------------------


2)       Check the Appropriate Box if a Member of a Groups (See Instructions)

         (a)
             ------------------------------------------------------------------

         (b)
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3)       SEC Use Only
                      ---------------------------------------------------------

        -----------------------------------------------------------------------



4)       Source of Funds (See Instructions)          PF
                                            -----------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)               Not Applicable
                     ----------------------------------------------------------

6)       Citizenship or Place of Organization                 United States
                                             ----------------------------------

Number of Shares                    7)      Sole Voting Power                   1,172,050
                                                              --------------------------------
Beneficially Owned                  8)      Shared Voting Power                        -0-
                                                                ------------------------------
by Each Reporting                   9)      Sole Dispositive Power              1,172,050
                                                                   ---------------------------
Person with                         10      Shared Dispositive Power                   -0-
                                                                     -------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,050
                                                                     ----------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions
                     ----------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)            9.96%
                                                            -------------------

14)      Type of Reporting Person (See Instructions)                   IN
                                                     --------------------------

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is Common Stock, par value $0.001 per share, of Alpha 1 Biomedicals, Inc., a Delaware corporation ("Alpha 1"). The principal executive offices of Alpha 1 are located at Two Democracy Plaza, 6707 Democracy Drive, Suite 111, Bethesda, Maryland 20817-1129.

Item 2.  Identity and Background.

The person filing this statement is Roger H. Samet, an individual whose principal residence address is 254 East 68th Street #29B, New York, New York 10021. Mr. Samet is a private investor. Mr. Samet is a U.S. citizen who has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent




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jurisdiction which (i) resulted in Mr. Samet being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) resulted in a finding of a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

The amount of funds used to purchase the shares of Common Stock and the Class D Warrant to which this statement relates was $88,500. The source of the funds was from Mr. Samet's personal funds.

Item 4. Purpose of Transaction.

All 880,000 shares of Alpha 1 Common Stock owned by Mr. Samet are held for investment purposes. Mr. Samet may acquire up to 292,050 additional shares of Alpha 1 Common Stock upon exercise of the Class D Warrant. Mr. Samet has no present plan or proposal relating to or that would result in any transactions of the type described in Item 4(a) through (j).

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Samet is the beneficial owner of 1,172,050 shares of Common Stock of Alpha 1, consisting of 880,000 shares of Common Stock plus the right to acquire 292,050 shares of Common Stock upon exercise of his Class D Warrant. Such number of shares constitutes approximately 9.96% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3(d)(l) promulgated under the Securities Exchange Act of 1934 (11,769,479 shares of Common Stock reported outstanding at March 12, 1997 by Alpha 1 in its Form 8-K dated March 12, 1997, plus 292,050 shares of Common Stock subject to Mr. Samet's Class D Warrant).

     (b) Mr. Samet has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock to which this statement relates.

     c) Mr. Samet has engaged in no transactions in Alpha 1 Common Stock in the past sixty (60) days, except that he made gifts of a total of 180,000 shares of Common Stock to certain friends and family members on March 12, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Samet acquired 885,000 shares of Common Stock and a Class D Warrant to purchase 292,050 shares of Common Stock on March 12, 1997 pursuant to a Unit Purchase Agreement and a Warrant Agreement each dated March 12, 1997 between Mr. Samet and Alpha 1. Mr. Samet and Alpha 1 also entered into a Registration Rights Agreement dated as of March 12, 1997, copies of such agreements are attached and listed in Item 7. Simultaneous with the purchase of the shares of Common Stock, Mr. Samet made gifts of a total of 180,000 shares of Common Stock to certain friends and family members.




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Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as exhibits to this statement:

         Form of Unit Purchase Agreement between Alpha 1 Biomedicals, Inc. and the reporting person.

         Form of Registration Rights Agreement between Alpha 1 Biomedicals, Inc. and the reporting person.

         Form of Warrant Agreement between Alpha 1 Biomedicals, Inc. and the reporting person.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 12, 1997                                       /s/ Roger H. Samet
--------------                                       ------------------
(Date)                                               Roger H. Samet




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